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                                  SUB-ITEM 77K

                  CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

The Board of Trustees ("Board"), with the approval and recommendation of the Audit Committee, selected Briggs, Bunting & Dougherty, LLP ("BBD") to replace Deloitte & Touche, LLP ("D&T"), as the BeeHive Fund's (the "Fund") independent registered public accounting firm for the Fund's fiscal year ending December 31, 2008. D&T resigned subsequent to the Board's approval of BBD. Deloitte did not perform an audit for the fund (commencement of operations was September 2, 2008), however the Fund had no disagreements with D&T on any matter of accounting principles or practices and there were no reportable events of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934. There were no disagreements between the Fund and D&T on accounting principles. Since inception of the Fund, neither the Fund nor anyone on its behalf has consulted BBD on items concerning the application of accounting principles to a specified transaction (either completed or proposed) or the type of audit opinion that might be rendered on the Fund's financial statements, or concerning the subject of a disagreement of the kind described in
Item 304(a)(1)(iv) of Regulations S-K or reportable events of the kind described in Item 304(a)(1)(v) of Regulation S-K.

Registrant has provided a copy of the disclosures contained in this Exhibit 77K to D&T, prior to the date of filing of this Form N-SAR with the U.S. Securities and Exchange Commission, as required by Item 304(a)(3) of Form S-K. In addition, the registrant has requested that D&T confirm in a letter provided to registrant and addressed to the Commission that it agrees with the representations contained in this Exhibit 77K, and D&T's response addressed to the Commission is also included in this Exhibit 77K.